PUGET ENERGY, INC.

Filing Type:	U-3A-2/A
Description:	Statement by Holding Company
Filing Date:	March 12, 2004
Period End:	December 31, 2003

Primary Exchange:	New York Stock Exchange
Ticker:	PSD

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM U-3A-2/A

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

Explanatory Note

        This form U-3A-2/A is being filed to show Puget Energy, Inc.’s updated consolidating income statement and balance sheet, attached hereto as Exhibit A, which were revised due to a $4.0 million (after tax) write-down of the value of an investment in a venture capital fund made by Puget Energy, Inc.’s utility subsidiary, Puget Sound Energy, Inc. The impairment was recorded after Puget Sound Energy, Inc. learned from the fund’s manager of its intention to record unrealized losses on certain portfolio assets in its calendar year 2003 financial statements.

PUGET ENERGY, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.     Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest:

Claimant, PUGET ENERGY, INC. (Puget Energy) is a Washington corporation and has its principal executive office at 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004. Claimant is a holding company, which acquires and holds securities of other corporations. Claimant has the following subsidiaries:

SUBSIDIARIES OF PUGET ENERGY, INC.

A.     INFRASTRUX GROUP, INC. (InfrastruX)

A Washington corporation, formed to acquire and operate providers of specialized contracting services, offering end-to-end network infrastructure solutions to the electric power, telecommunications, natural gas and cable television industries, including the design, installation, repair and maintenance of network infrastructure such as electrical transmission lines, natural gas pipelines, fiber optic cable and other utility distribution systems. Puget Energy owns approximately 90.9% of the shares of InfrastruX outstanding at December 31, 2003. Address: 10900 NE 4th Street, Suite 1900, Bellevue, Washington 98004. InfrastruX has the following subsidiaries:

      SUBSIDIARIES OF INFRASTRUX GROUP, INC.

1.

GI Acquisition, Inc., a Delaware corporation, was formed to hold assets acquired from General Industries of Naples, Inc. The subsidiary is currently inactive. Address: 10900 NE 4th Street, Suite 1900, Bellevue, Washington 98004.

2.

Utilx Corporation, a Delaware corporation, provides specialty services to electric, telecommunications, natural gas, water, sewer, and other utilities in the United States and in certain foreign countries, and drilling equipment to contractors and other users outside of the United States. The company’s primary business is the installation, replacement and restoration of underground infrastructure for power and telecommunication companies. Address: 22820 Russell Road, Kent, Washington 98032. Utilx has the following subsidiary:

a)	Utilx Ltd., an international subsidiary of Utilx Corporation, sells drilling equipment and parts in Europe. Address: Unit 3, Trafalgar Business Park, Corby, Northamptonshire, NN17 52A, United Kingdom.

3.

Lineal Holdings, Inc., a Delaware corporation, acquires utility infrastructure repair and construction companies. Address: 10900 NE 4th Street, Suite 1900, Bellevue, Washington 98004. Lineal Holdings, Inc. has the following subsidiaries:

a)	Lineal Industries, Inc., a Pennsylvania corporation, provides design, installation, repair and maintenance of natural gas pipelines. Address: 3651 Steubenville Pike, McKees Rock, Pennsylvania 15136.
b)

InterCon Construction, Inc., a Wisconsin corporation, provides infrastructure services including natural gas pipeline, electric and telecommunications construction as well as large-diameter, long-length directional drilling. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719. InterCon Construction, Inc. has the following subsidiaries:

1)	InterCon Construction Trucking, Inc., a Wisconsin corporation, is a wholly-owned trucking company. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719.
2)

InterPower Line Services Corporation, a Delaware corporation, provides emergency repair, installation and maintenance services for overhead and underground electrical distribution systems. Address: 2880 Commerce Park Drive, Madison, Wisconsin 53719.

c)

Trafford Corporation, a Pennsylvania corporation, provides pipeline construction services to the natural gas industry, including proprietary turnkey pipeline installation, directional drilling, vacuum excavation, replacement and rehabilitation. Address: 550 Fifth Street Extension, Trafford, Pennsylvania 15085.

d)

Skibeck Pipeline Company, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the eastern United States. Address: Rt. 394 Randolph-Jamestown Road, Randolph, New York, 14772.

e)

Skibeck PLC, Inc., a New York corporation, provides gas transmission pipeline construction services throughout the eastern United States. Address: Rt. 394 Randolph-Jamestown Road, Randolph, New York, 14772.

4.

Texas Electric Utility Construction Management, L.L.C., a Texas limited liability company, was formed to hold 1% interest in Texas Electric Utility Construction, Ltd. (InfrastruX Group, Inc. is the limited partner holding 99% interest in Texas Electric Utility Construction, Ltd.) Address: 4613 HWY 1417 N, Sherman, Texas 75092.

5.

Texas Electric Utility Construction, Ltd., a Texas limited partnership, provides distribution oriented overhead electric construction services to electric utilities and cooperatives, and with its commercial electrician capabilities has provided underground electrical services. Address: 4613 HWY 1417 N, Sherman, Texas 75092. Texas Electric Utility Construction, Ltd. has the following subsidiary:

a)

Flowers Holding, Inc., a Texas corporation, was formed to hold an interest in Flowers Management Co., Inc. and Flowers Limited Partner, Inc. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645. Flowers Holding, Inc. has the following subsidiaries:

1)

Flowers Limited Partner, Inc., a Nevada corporation, was formed to hold interest in Flowers Construction Co., L.P. Address 6100 Neil Road, Suite 500, Reno, Nevada 89520. Flowers Limited Partner, Inc. is a 99% limited partner of the following entity:

•

Flowers Construction Co., L.P., a Texas limited partnership, specializes in underground and overhead powerline construction, maintenance and repair. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645.

2)

 Flowers Management Co., Inc., a Texas corporation, was formed to hold interest in Flowers Construction Co., L.P. Address: Highway 81 South, PO Box 1207, Hillsboro, Texas 76645. Flowers Management Co., Inc. is a 1% general partner of Flowers Construction Co., L.P.

6.

Chapman Holding Co., Inc., a Nevada corporation, was formed to hold interest in Chapman Construction Co., L.P. Address: 3320 West Sahara Avenue, Suite 380, Las Vegas, Nevada 89102. Chapman Holding Co., Inc. is a 99% limited partner of the following entity:

a)

Chapman Construction Co., L.P., a Texas limited partnership, is a provider of high-voltage transmission line construction, electric substation construction and wireless transceiver station and fiber-optic system construction. Address: 10011 West University Drive, McKinney, Texas 75070. Chapman Construction Co., L.P. owns a 40% interest in the following entity:

1)	Brenda Perkins & Associates, L.L.P., a Texas limited liability partnership, which provides maintenance and repair services to Texas Utilities. Address: 5408 Summit Ridge Trail, Arlington, Texas 76017.

7.

Chapman Construction Management Co., Inc., a Texas corporation, was formed to hold interest in Chapman Construction Co., L.P. Address: 10011 West University Drive, McKinney, Texas 75070. Chapman Construction Management Co., Inc. is a 1% general partner of Chapman Construction Co., L.P.

8.

Gill Electric Management, L.L.C., a Texas limited liability company, was formed to hold 1% interest in Gill Electric Service, Ltd. (InfrastruX Group, Inc. is the limited partner holding 99% interest in Gill Electric Service Ltd.) Address: 612 East Omega, Henrietta, Texas 76365.

9.

Gill Electric Service Ltd., a Texas limited partnership, is engaged in municipal and electric utility construction, electrification of oil field units and other commercial electrical installation. Address: 612 East Omega, Henrietta, Texas 76365.

10.	B&H Maintenance and Construction, Inc., a New Mexico corporation, provides gas pipeline maintenance and construction services. Address: P.O. Box 970, Eunice, New Mexico 88231.

B.     PUGET SOUND ENERGY, INC. (Puget Sound Energy)

A wholly-owned public utility incorporated in the State of Washington furnishing electric and gas service in a territory covering 6,000 square miles, principally in the Puget Sound region of Washington state. Puget Sound Energy's utility business includes the generation, purchase, transmission, distribution and sale of electric energy plus the purchase, transportation, distribution and sale of natural gas. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004. Puget Sound Energy has the following subsidiaries:

          SUBSIDIARIES OF PUGET SOUND ENERGY, INC.:

1.	Puget Western, Inc., a Washington corporation, is primarily involved in real estate investment and development. Address: 19515 North Creek Parkway, Suite 310, Bothell, Washington 98011.

2.

Hydro Energy Development Corp., a Washington corporation, is the parent of Black Creek Hydro, Inc.  Black Creek Hydro, Inc.'s only asset is a small hydroelectric power plant licensed by the Federal Energy Regulatory Commission in the Pacific Northwest. The plant is an EWG described in section 4 of this statement. Address: 10885 NE 4th Street, Suite 800, Bellevue, Washington 98004.

3.

GP Acquisition Corp., a Washington corporation, is a 1% General Partner in Encogen Northwest, L.P. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004. Encogen Northwest L.P. owns and operates a 170,000 KW gas-fired cogeneration electric generation project near Bellingham, Washington.

4.	LP Acquisition Corp., a Washington corporation, is a 99% Limited Partner in Encogen Northwest, L.P. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004.

5.	Washington Energy Gas Marketing Company, a Washington corporation, (inactive). Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004.

6.	WNG Cap I, Inc., a Washington corporation, markets surplus pipeline capacity on behalf of Puget Sound Energy, Inc. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004.

7.

Rainier Receivables, Inc., a Washington corporation, formed for the purpose of purchasing customers’ accounts receivables, both billed and unbilled, of Puget Sound Energy, Inc. Address: 10885 NE 4th Street, Suite 1200, Bellevue, Washington 98004.

2.

A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Washington and all transmission lines which deliver or receive electric energy or gas at the borders of such State:

Claimant does not own any such utility properties. The properties of Puget Sound Energy, claimant’s only public utility subsidiary, used for the generation, transmission and distribution of energy for sale are located within Washington, Oregon and Montana and consist of the following:

A.	ELECTRIC GENERATION PLANTS:

•

Colstrip – Puget Sound Energy and other utilities are joint owners of four mine-mouth, coal-fired, steam-electric generating units at Colstrip, Montana, approximately 100 miles east of Billings, Montana. The Company owns a 50% interest (330,000 KW) in Units 1 and 2 and a 25% interest (370,000 KW) in Units 3 and 4.

•	Encogen – a 170,000 KW natural gas-fired cogeneration facility located near Bellingham, Washington
•	Upper Baker River hydro project – (91,000 KW) located near Concrete, Washington
•	Lower Baker River hydro project – (79,000 KW) located in Concrete, Washington
•	White River hydro plant [1] – (70,000 KW) located near Sumner, Washington
•	Snoqualmie Falls hydro plant – (44,400 KW) located near Snoqualmie, Washington
•	Electron hydro plant – (26,000 KW) located near Orting, Washington
•	Crystal Mountain – a standby internal combustion unit (2,800 KW) located near Crystal Mountain, Washington
•	Fredrickson – two dual-fuel combustion turbine units (75,000 KW each) located near Spanaway, Washington
•	Whitehorn – two dual-fuel combustion turbine units (75,000 KW each) located near Ferndale, Washington
•	Fredonia – four dual-fuel combustion turbine units (Units 1 and 2: 105,000 KW each; Units 3 and 4: 54,000 KW each) located near Burlington, Washington
•	Skookumchuck – small hydro project (70 KW) located near Centralia, Washington. Puget Sound Energy is a 7% owner of this project.

B.	TRANSMISSION AND DISTRIBUTION SYSTEM PROPERTIES:

Puget Sound Energy’s transmission system located in Washington, Oregon and Montana includes 495 pole miles of jointly owned 500 KV lines, 313 pole miles of 230 KV lines, and 60 pole miles of 115 KV lines. The system also has 11 transmission substations.

Distribution electric facilities include 12,310 miles of overhead lines. Underground distribution and service facilities include 8,645 miles of underground wire. Underground street lighting facilities include 523 wire miles of conductor. The system also has 338 distribution substations.

Puget Sound Energy’s gas facilities include 33% ownership of the Jackson Prairie Storage Project located near Centralia, Washington.

Gas transmission lines include 7.7 miles related to the Jackson Prairie Storage Project and 1,486,449 feet of transmission mains. The distribution facilities include 58,295,930 feet of main, 67,798,550 feet of service pipe, and 475,426 regulators.

1 The White River generating plant ceased operations effective January 15, 2004.

3.	The following information is for the calendar year 2003 with respect to claimant and Puget Sound Energy, claimant’s only subsidiary public utility company:

Puget Energy, Inc.: None

Puget Sound Energy, Inc.:

(a)	Number of kWh of electric energy sold (at retail or wholesale): 24,707,718,982 Number of Mcf of gas energy sold at retail: 84,832,389 Number of Mcf of gas energy sold at wholesale: 50,820,713

(b)	Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State of Washington: None.

(c)	Number of kWh of electric energy sold at wholesale outside the State of Washington or at the State line: 1,605,882,000

Number of Mcf of natural gas sold at wholesale outside the State of Washington or at the State line: 29,933,902

(d)	Number of kWh of electric energy purchased at wholesale outside the State of Washington or at the State line: 2,522,234,000

Number of Mcf of natural gas purchased at wholesale outside the State of Washington or at the State line: 137,140,916

4.

The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)

Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

Name:	Black Creek Hydro, Inc.

Location:	This project is situated within the boundaries of the Weyerhaeuser Snoqualmie Tree Farm on Black Creek, a tributary of the North Fork of the Snoqualmie River in King County Washington, approximately 30 miles east of Seattle and 9 miles northeast of the town of North Bend.

Business Address:	10885 NE 4th Street, Suite 800, Bellevue, Washington 98004

Description:	3.7 MW run-of-the-river hydroelectric plant, consisting of a single unit 2 jet horizontal Pelton turbine. The plant interconnects via a 10-mile underground 34.5 kV transmission line with Puget Sound Energy's electrical system near Snoqualmie, Washington.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

Black Creek Hydro is a wholly owned subsidiary of Hydro Energy Development Corp., which is a wholly owned subsidiary of Puget Sound Energy, Inc.

(c)

Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

Investment in Black Creek Hydro, Inc. as of 12/31/2003 was $6,671,649 Type of Capital: Equity Capital

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Capitalization as of 12/31/2003:
Common stock, par value $1	$500
Additional paid in capital	$8,869,630
Retained earnings	$(2,198,481)
Total capitalization as of 12/31/2003	$6,671,649
Earnings YE 12/31/2003	$(267,542)

(e)

Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year (2003), together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

An organization chart is attached as Exhibit B.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 12th day of March, 2004.

Puget Energy, Inc.
(Name of claimant)

/s/ James W. Eldredge
By: James W. Eldredge Corporate Secretry and Chief Accounting Officer

(CORPORATE SEAL)

Attest:

/s/ Michael J. Stranik
By: Michael J. Stranik

Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James W. Eldredge
Corporate Secretary and Chief Accounting Officer
Puget Energy
10885 NE 4th Street, Suite 1200
Bellevue, Washington 98004

EXHIBIT A

Puget Energy, Inc.
Consolidating Statement of Income
For the twelve months ended December 31, 2003
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
Operating revenues
Electric	--	$1,509,463	--	--	$1,509,463
Gas	--	634,230	--	--	634,230
Other	--	6,043	341,787	--	347,830

Total operating revenues	--	2,149,736	341,787	--	2,491,523

Operating expenses
Energy costs:
Purchased electricity	--	823,189	--	--	823,189
Purchased gas	--	327,132	--	--	327,132
Electric generation fuel	--	64,999	--	--	64,999
Residential/farm exchange credit	--	(173,840)	--	--	(173,840)
Unrealized (gain) loss on derivative instruments	--	106	--	--	106
Utility operations and maintenance	--	289,702	--	--	289,702
Other operations and maintenance	345	1,203	302,424	--	303,972
Depreciation & amortization	--	220,087	16,779	--	236,866
Conservation amortization	--	33,458	--	--	33,458
Taxes other than income taxes	--	194,857	13,538	--	208,395
Income taxes	(164)	70,939	1,594	--	72,369

Total operating expenses	181	1,851,832	334,335	--	2,186,348

Operating income	(181)	297,904	7,452	--	305,175
Other income (net of tax)	116,678	1,587	(23)	(116,678)	1,564

Income before interest charges and minority interest	116,497	299,491	7,429	(116,678)	306,739
Interest charges:
Interest expense	123	178,364	5,486	--	183,973
Mandatorily redeemable securities interest expense	--	1,072	--	--	1,072

Total interest charges	123	179,436	5,486	--	185,045
Minority interest	177	--	--	--	177

Net income before cumulative effect of	116,197	120,055	1,943	(116,678)	121,517
accounting change
FAS-143 transition adjustment loss (net of tax)	--	169	--	--	169

Net income	116,197	119,886	1,943	(116,678)	121,348
Less preferred stock dividends accrual	--	5,151	123	(123)	5,151

Income for common stock	$116,197	$114,735	$1,820	$(116,555)	$116,197

Common shares outstanding-weighted average	94,750				94,750
Diluted shares outstanding-weighted average	95,309				95,309

Basic earnings per common share	$1.23				$1.23

Diluted earnings per common share	$1.22				$1.22

EXHIBIT A (continued)

Puget Energy, Inc.
Consolidating Balance Sheet
As of December 31, 2003
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
ASSETS:
Utility plant:
Electric	--	$4,265,908	--	--	$4,265,908
Gas	--	1,749,102	--	--	1,749,102
Common	--	390,622	--	--	390,622
Less: Accumulated depreciation and amortization	--	(2,325,405)	--	--	(2,325,405)

Net utility plant	--	4,080,227	--	--	4,080,227

Other property and investments:
Investment in BEP contract	--	47,609	--	--	47,609
Goodwill, net	--	--	133,302	--	133,302
Intangibles, net	--	--	18,707	--	18,707
Non-utility property	--	2,150	89,884	(102)	91,932
Other	336,429	110,521	22	(336,429)	110,543

Total other property and investments	336,429	160,280	241,915	(336,531)	402,093

Current assets:
Cash	--	14,778	12,703	--	27,481
Restricted cash	--	2,537	--	--	2,537
Accounts receivable	--	199,621	76,397	(3,056)	272,962
Less allowance for doubtful accounts	--	(43,972)	(1,875)	--	(45,847)
Unbilled revenues	--	131,798	--	--	131,798
Materials and supplies	--	77,206	7,922	--	85,128
Current portion of unrealized gain on derivative
instruments	--	7,593	--	--	7,593
Prepayments and other	623	6,285	5,269	23	12,200

Total current assets	623	395,846	100,416	(3,033)	493,852

Long-term assets:
Regulatory asset for deferred income taxes	--	142,792	--	--	142,792
PURPA regulatory asset	--	227,753	--	--	227,753
Unrealized gain on derivative instruments	--	8,624	--	--	8,624
Power cost adjustment mechanism	--	3,605	--	--	3,605
Other	79	315,660	--	--	315,739

Total long-term assets	79	698,434	--	--	698,513

TOTAL ASSETS	$337,131	$5,334,787	$342,331	$(339,564)	$5,674,685

EXHIBIT A (continued)

Puget Energy, Inc.
Consolidating Balance Sheet
As of December 31, 2003
(In thousands)
Unaudited

	Puget Energy	PSE	InfrastruX	Eliminations	Total
CAPITALIZATION AND LIABILITIES:
Capitalization:
Common equity	$331,390	$1,555,469	$116,305	$(348,118)	$1,655,046
Preferred stock	--	--	--	--	--

Total shareholders' equity	331,390	1,555,469	116,305	(348,118)	1,655,046

Preferred stock subject to mandatory redemption	--	1,889	--	--	1,889
Junior subordinated debentures of the corporation
payable to a subsidiary trust holding mandatorily
redeemable preferred securities	--	280,250	--	--	280,250
Long-term debt	5,000	1,950,347	14,142	--	1,969,489

Total redeemable securities and long term debt	5,000	2,232,486	14,142	--	2,251,628

Total capitalization	336,390	3,787,955	130,447	(348,118)	3,906,674

Minority interest				11,689	11,689
Current liabilities:
Accounts payable	826	206,465	7,892	(826)	214,357
Short-term debt	--	--	13,893	--	13,893
Current maturities of long-term debt	--	102,658	144,171	--	246,829
Purchased gas liability	--	11,984	--	--	11,984
Taxes	(164)	82,342	(2,497)	(2,230)	77,451
Salaries and wages	--	12,712	--	--	12,712
Interest	--	32,954	--	--	32,954
Current portion of unrealized loss on derivative
instruments	--	3,636	--	--	3,636
Other	--	26,514	19,864	--	46,378

Total current liabilities	662	479,265	183,323	(3,056)	660,194

Long-term liabilities:
Deferred income taxes	--	731,944	23,291	--	755,235
Other deferred credits	79	335,623	5,270	(79)	340,893

Total long-term liabilities	79	1,067,567	28,561	(79)	1,096,128

TOTAL CAPITALIZATION AND LIABILITIES	$337,131	$5,334,787	$342,331	$(339,564)	$5,674,685

EXHIBIT B. ORGANIZATIONAL CHART

I.	Puget Energy, Inc.
1.	Puget Sound Energy, Inc.
A.	Hydro Energy Development Corporation
1)	Black Creek Hydro, Inc. (EWG)
B.	GP Acquisition Corp.
1)	Encogen Northwest, L.P.
C.	LP Acquisition Corp.
1)	Encogen Northwest, L.P.
D.	Puget Western, Inc.
E.	Washington Energy Gas Marketing Company
F.	WNG Cap I, Inc.
G.	Rainier Receivables, Inc.

2.	InfrastruX Group, Inc. (90.9% interest)
A.	GI Acquisition, Inc.
B.	Utilx Corporation
1)	Utilx Ltd.
C.	Lineal Holdings, Inc.
1)	Lineal Industries, Inc.
2)	InterCon Construction, Inc.
a)	InterCon Construction Trucking, Inc.
b)	InterPower Line Services Corporation
3)	Trafford Corporation
4)	Skibeck Pipeline Company, Inc.
5)	Skibeck PLC, Inc.
D.	Texas Electric Utility Construction Management, L.L.C.
E.	Texas Electric Utility Construction, Ltd.
1)	Flowers Holding, Inc.
a)	Flowers Limited Partner, Inc.
•	Flowers Construction Co., L.P.
b)	Flowers Management Co., Inc.
•	Flowers Construction Co., L.P.
F.	Chapman Holding Co., Inc.
1)	Chapman Construction Co., L.P.
a)	Brenda Perkins & Associates, L.L.P. (40% interest)
G.	Chapman Construction Management Co., Inc.
1)	Chapman Construction Co., L.P.
H.	Gill Electric Management, L.L.C.
I.	Gill Electric Service Ltd.
J.	B&H Maintenance and Construction, Inc.